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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

TOT Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
8726v103
(CUSIP Number)

Mike Zoi 19950 West Country Club Drive, 8th Floor, Aventura, FL 33180 (305) 682-4186
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	8726v103	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Mike Zoi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,754 Shares
	8	SHARED VOTING POWER 309,305,377 Shares (including 36,013,543 shares underlying warrants)
	9	SOLE DISPOSITIVE POWER 5,754 Shares
	10	SHARED DISPOSITIVE POWER 309,305,377 Shares (including 36,013,543 shares underlying warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,311,131 Shares (including 36,013,543 shares underlying warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.9%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

I
SCHEDULE 13D
CUSIP No.	8726v103	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ENERFUND, LLC [EIN: 20-4535236]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 309,305,377 Shares (including 36,013,543 shares underlying warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 309,305,377 Shares (including 36,013,543 shares underlying warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,311,131 Shares (including 36,013,543 shares underlying warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.9%
14	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	8726v103	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS TGR Energy, LLC [EIN: 20-0291967]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 309,305,377 Shares (including 36,013,543 shares underlying warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 309,305,377 Shares (including 36,013,543 shares underlying warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,311,131 Shares (including 36,013,543 shares underlying warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.9%
14	TYPE OF REPORTING PERSON* OO (LLC)
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer

(a)	Security: Common Stock*, par value $0.001 per share

(b)	Issuer:	TOT Energy, Inc.
19950 West Country Club Drive, 8th Floor
Aventura, FL 33180

Item 2.	Identity and Background

(a)	Mike Zoi

(b)           19950 West Country Club Drive, 8th Floor
Aventura, FL 33180

(c)	CEO and President of TOT Energy, Inc.

(d)	Not applicable

(e)	Not applicable

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

Mike Zoi purchased shares of common stock owned directly with his personal funds. Shares of common stock of the Company and warrants to purchase shares of common stock of the Company owned indirectly through TGR Energy, LLC, were purchased with working capital of TGR Energy, LLC, as more fully described in Item 4 of this Schedule 13D.

Item 4.	Purpose of Transaction

(a)
TOT Energy, Inc. (the “Company”), formerly Splinex Technology, Inc., was organized on February 6, 2004 under the laws of the State of Delaware as a wholly-owned subsidiary of Splinex, LLC, a Florida limited liability company, and was the surviving entity pursuant to a merger with Ener1 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Ener1, Inc., a Florida corporation. The effective date of the merger was January 18, 2005. Splinex, LLC received 95,000,000 shares of the Company in connection with the merger, some of which were distributed to certain members of Splinex, LLC thereafter. Mike Zoi held a 12.75% economic interest in Splinex, LLC.

* Includes of 36,013,543 shares of Common Stock which TGR Energy, LLC has the right to acquire upon exercise of outstanding warrants to purchase shares of Common Stock.

On or about December 17, 2007, (1) certain holders, who had received shares in the Company as distributions from Splinex LLC, transferred their ownership of 35,162,334 shares of common stock of the Company to Splinex LLC for nominal consideration, and (2) Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by an affiliate of Ener1 Group, Inc., a Florida company of which Mike Zoi is a shareholder and director and which is the majority shareholder of Ener1, Inc., and Ener1 Group assigned debt obligations of the Company to Splinex LLC in the amount of $2,805,207 and $845,864, respectively. Under a Purchase Agreement dated December 17, 2007, TGR Capital, LLC (which changed its name to Enerfund, LLC in September 2008), a Florida limited liability company (“Enerfund”), which is wholly-owned by Mike Zoi, acquired all of the membership interests in Splinex LLC, thereby giving Enerfund control of Splinex LLC.

Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of the Company to Splinex LLC of which 8,500,000 shares were issued to Bzinfin and 2,125,000 were issued to a former affiliate of Splinex, LLC. Splinex LLC owned 98,157,334 shares of the Company as of December 17, 2007 and an aggregate of 201,032,334 shares after the completion of the Exchange Agreement on December 18, 2007. The Company had 100,757,769 shares outstanding at December 17, 2007 and 214,257,769 shares outstanding after the completion of the Exchange Agreement. In June 2008, Splinex, LLC changed its name to TGR Energy, LLC (“TGR”).

On August 7, 2008, the Board of Directors of the Company approved a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”) with TGR, wherein TGR committed to invest up to $2,000,000 in exchange for up to 100,000,000 shares of the Company's common stock for $0.02 per share. In addition, the Company granted TGR warrants to purchase up to 50,000,000 shares of common stock for $0.05 per share. These warrants may be exercised within five years from the date of grant. The shares and warrants are issuable under the Subscription Agreement upon the funding from time to time by TGR. The valuation date to determine the appropriate compensation charge is the last day of the quarter then ended. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in the Company’s operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investments in the Company on terms no less favorable than those contained in the Subscription Agreement.

For the quarter ended September 30, 2008, TGR was issued 5,157,600 shares of common stock of the Company and fully vested five year warrants to purchase 2,578,800 shares of common stock of the Company for $0.05 per share in exchange for funding of $103,152 provided during the quarter under the terms of the Subscription Agreement.

For the quarter ended December 31, 2008, TGR was issued 66,870,485 shares of common stock of the Company and fully vested five year warrants to purchase 33,434,743 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement. These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,337,410 of which $700,000 was cash and $637,410 related to refinancing of previously outstanding notes payable.

(b)	See response to Item 4(a).

(c)	See response to Item 4(a).

(d)
As the beneficial owner of 94.9% of the Company’s common stock, Mike Zoi has the right and authority to replace the current members of the Board of Directors of the Company although he has no present intention to do so.

(e)
 On December 22, 2008, the Company’s Board of Directors and majority stockholder approved amendments to the Company’s Certificate of Incorporation to increase the number of shares of common stock from 400,000,000 to 800,000,000 to give the Board of Directors flexibility to use the Company’s common stock as consideration in connection with the potential acquisition of companies or assets in furtherance of its business objectives. Pursuant to the Delaware General Corporation Law, this action will become effective no earlier than 20 calendar days after an Information Statement is sent or given to all persons who were holders of record of the Company’s common stock on December 31, 2008. The Company mailed an Information Statement on February 17, 2008 and expects the share increase to become effective upon the filing in Delaware of the amended certificate of incorporation in early March 2009.

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number: 309,311,131 Shares (including 36,013,543 shares underlying warrants)

Percentage: 94.9%

(b)	(i) Sole power to vote or direct the vote: 5,754

(ii) Shared power to vote or direct the vote:
309,305,377 (including 36,013,543 shares underlying warrants)

(iii) Sole power to dispose or direct the disposition: 5,754

(iv) Shared power to dispose or direct the disposition:
309,305,377 (including 36,013,543 shares underlying warrants)

(c)	See response to Item 4(a).

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4(a).

Item 7.	Material to Be Filed as Exhibits

(a)
Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc.,   dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to Splinex’s  Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

(b)
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

(c)
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Splinex and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(d)
Certificate of Merger of Splinex, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(e)
Subscription Agreement, dated August 7, 2008 by and between TOT Energy, Inc. and TGR Energy, LLC, incorporated herein by reference to Exhibit 10.20 to our Quarterly Report on Form 10-Q filed with the Commission on November 18, 2008

(f)
Certificate of Amendment of Certificate of Incorporation of TOT Energy, Inc. dated December 22, 2008, incorporated herein by reference to Exhibit 10.21 to our Quarterly Report on Form 10-Q filed with the Commission on February 17, 2009

Item 1.	Security and Issuer

(a)	Security: Common Stock*, par value $0.001 per share

(b)	Issuer:	TOT Energy, Inc.
19950 West Country Club Drive, 8th Floor
Aventura, FL 33180

Item 2.	Identity and Background

(a)	Enerfund, LLC, a Florida limited liability company

(b)           19950 West Country Club Drive, 8th Floor
Aventura, FL 33180

(c)	Investment Company

(d)	Not applicable

(e)	Not applicable

(f)	Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration

Enerfund, LLC is the 100% owner of TGR Energy, LLC, which purchased shares of common stock of the Company and warrants to purchase shares of common stock of the Company with working capital of TGR Energy, LLC, as more fully described in Item 4 of this Schedule 13D.

* Includes of 36,013,543 shares of Common Stock which TGR Energy, LLC has the right to acquire upon exercise of outstanding warrants to purchase shares of Common Stock.

Item 4.	Purpose of Transaction

(a)
TOT Energy, Inc. (the “Company”), formerly Splinex Technology, Inc., was organized on February 6, 2004 under the laws of the State of Delaware as a wholly-owned subsidiary of Splinex, LLC, a Florida limited liability company, and was the surviving entity pursuant to a merger with Ener1 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Ener1, Inc., a Florida corporation. The effective date of the merger was January 18, 2005. Splinex, LLC received 95,000,000 shares of the Company in connection with the merger, some of which were distributed to certain members of Splinex, LLC thereafter. Mike Zoi held a 12.75% economic interest in Splinex, LLC.

On or about December 17, 2007, (1) certain holders, who had received shares in the Company as distributions from Splinex LLC, transferred their ownership of 35,162,334 shares of common stock of the Company to Splinex LLC for nominal consideration, and (2) Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by an affiliate of Ener1 Group, Inc., a Florida company of which Mike Zoi is a shareholder and director and which is the majority shareholder of Ener1, Inc., and Ener1 Group assigned debt obligations of the Company to Splinex LLC in the amount of $2,805,207 and $845,864, respectively. Under a Purchase Agreement dated December 17, 2007, TGR Capital, LLC (which changed its name to Enerfund, LLC in September 2008), a Florida limited liability company (“Enerfund”), which is wholly-owned by Mike Zoi, acquired all of the membership interests in Splinex LLC, thereby giving Enerfund control of Splinex LLC.

Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of the Company to Splinex LLC of which 8,500,000 shares were issued to Bzinfin and 2,125,000 were issued to a former affiliate of Splinex, LLC. Splinex LLC owned 98,157,334 shares of the Company as of December 17, 2007 and an aggregate of 201,032,334 shares after the completion of the Exchange Agreement on December 18, 2007. The Company had 100,757,769 shares outstanding at December 17, 2007 and 214,257,769 shares outstanding after the completion of the Exchange Agreement. In June 2008, Splinex, LLC changed its name to TGR Energy, LLC (“TGR”).

On August 7, 2008, the Board of Directors of the Company approved a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”) with TGR, wherein TGR committed to invest up to $2,000,000 in exchange for up to 100,000,000 shares of the Company's common stock for $0.02 per share. In addition, the Company granted TGR warrants to purchase up to 50,000,000 shares of common stock for $0.05 per share. These warrants may be exercised within five years from the date of grant. The shares and warrants are issuable under the Subscription Agreement upon the funding from time to time by TGR. The valuation date to determine the appropriate compensation charge is the last day of the quarter then ended. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in the Company’s operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investments in the Company on terms no less favorable than those contained in the Subscription Agreement.

For the quarter ended September 30, 2008, TGR was issued 5,157,600 shares of common stock of the Company and fully vested five year warrants to purchase 2,578,800 shares of common stock of the Company for $0.05 per share in exchange for funding of $103,152 provided during the quarter under the terms of the Subscription Agreement.

For the quarter ended December 31, 2008, TGR was issued 66,870,485 shares of common stock of the Company and fully vested five year warrants to purchase 33,434,743 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement. These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,337,410 of which $700,000 was cash and $637,410 related to refinancing of previously outstanding notes payable.

(b)	See response to Item 4(a).

(c)	See response to Item 4(a).

(d)
As the beneficial owner of 94.9% of the Company’s common stock, Mike Zoi has the right and authority to replace the current members of the Board of Directors of the Company although he has no present intention to do so.

(e)
On December 22, 2008, the Company’s Board of Directors and majority stockholder approved amendments to the Company’s Certificate of Incorporation to increase the number of shares of common stock from 400,000,000 to 800,000,000 to give the Board of Directors flexibility to use the Company’s common stock as consideration in connection with the potential acquisition of companies or assets in furtherance of its business objectives. Pursuant to the Delaware General Corporation Law, this action will become effective no earlier than 20 calendar days after an Information Statement is sent or given to all persons who were holders of record of the Company’s common stock on December 31, 2008. The Company mailed an Information Statement on February 17, 2008 and expects the share increase to become effective upon the filing in Delaware of the amended certificate of incorporation in early March 2009.

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number: 309,305,377 Shares (including 36,013,543 shares underlying warrants)

Percentage: 94.9%

(b)	(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 309,305,377 (including 36,013,543 shares underlying warrants)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 309,305,377 (including 36,013,543 shares underlying warrants)

(c)	See response to Item 4(a).

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4(a).

Item 7.	Material to Be Filed as Exhibits

(a)
Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc.,   dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to Splinex’s  Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

(b)
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

(c)
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Splinex and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(d)
Certificate of Merger of Splinex, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(e)
Subscription Agreement, dated August 7, 2008 by and between TOT Energy, Inc. and TGR Energy, LLC, incorporated herein by reference to Exhibit 10.20 to our Quarterly Report on Form 10-Q filed with the Commission on November 18, 2008

(f)
Certificate of Amendment of Certificate of Incorporation of TOT Energy, Inc. dated December 22, 2008, incorporated herein by reference to Exhibit 10.21 to our Quarterly Report on Form 10-Q filed with the Commission on February 17, 2009

Item 1.	Security and Issuer

(a)	Security: Common Stock*, par value $0.001 per share

(b)	Issuer:	TOT Energy, Inc.
19950 West Country Club Drive, 8th Floor Aventura, FL 33180

Item 2.	Identity and Background

(a)	TGR Energy, LLC, a Florida limited liability company

(b)           19950 West Country Club Drive, 8th Floor
Aventura, FL 33180

(c)	Investment Company

(d)	Not applicable

(e)	Not applicable

(f)	Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration

TGR Energy, LLC purchased shares of common stock of the Company and warrants to purchase shares of common stock of the Company with working capital of TGR Energy, LLC, as more fully described in Item 4 of this Schedule 13D.

Item 4.	Purpose of Transaction

(a)
TOT Energy, Inc. (the “Company”), formerly Splinex Technology, Inc., was organized on February 6, 2004 under the laws of the State of Delaware as a wholly-owned subsidiary of Splinex, LLC, a Florida limited liability company, and was the surviving entity pursuant to a merger with Ener1 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Ener1, Inc., a Florida corporation. The effective date of the merger was January 18, 2005. Splinex, LLC received 95,000,000 shares of the Company in connection with the merger, some of which were distributed to certain members of Splinex, LLC thereafter. Mike Zoi held a 12.75% economic interest in Splinex, LLC.

On or about December 17, 2007, (1) certain holders, who had received shares in the Company as distributions from Splinex LLC, transferred their ownership of 35,162,334 shares of common stock of the Company to Splinex LLC for nominal consideration, and (2) Bzinfin, S.A., a British Virgin Islands limited corporation that is indirectly owned by an affiliate of Ener1 Group, Inc., a Florida company of which Mike Zoi is a shareholder and director and which is the majority shareholder of Ener1, Inc., and Ener1 Group assigned debt obligations of the Company to Splinex LLC in the amount of $2,805,207 and $845,864, respectively. Under a Purchase Agreement dated December 17, 2007, TGR Capital, LLC (which changed its name to Enerfund, LLC in September 2008), a Florida limited liability company (“Enerfund”), which is wholly-owned by Mike Zoi, acquired all of the membership interests in Splinex LLC, thereby giving Enerfund control of Splinex LLC.

* Includes of 36,013,543 shares of Common Stock which TGR Energy, LLC has the right to acquire upon exercise of outstanding warrants to purchase shares of Common Stock.

Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of the Company to Splinex LLC of which 8,500,000 shares were issued to Bzinfin and 2,125,000 were issued to a former affiliate of Splinex, LLC. Splinex LLC owned 98,157,334 shares of the Company as of December 17, 2007 and an aggregate of 201,032,334 shares after the completion of the Exchange Agreement on December 18, 2007. The Company had 100,757,769 shares outstanding at December 17, 2007 and 214,257,769 shares outstanding after the completion of the Exchange Agreement. In June 2008, Splinex, LLC changed its name to TGR Energy, LLC (“TGR”).

On August 7, 2008, the Board of Directors of the Company approved a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”) with TGR, wherein TGR committed to invest up to $2,000,000 in exchange for up to 100,000,000 shares of the Company's common stock for $0.02 per share. In addition, the Company granted TGR warrants to purchase up to 50,000,000 shares of common stock for $0.05 per share. These warrants may be exercised within five years from the date of grant. The shares and warrants are issuable under the Subscription Agreement upon the funding from time to time by TGR. The valuation date to determine the appropriate compensation charge is the last day of the quarter then ended. Pursuant to the Subscription Agreement, TGR will fund the Investment Amount as required in the Company’s operational budget. TGR’s obligation to fund the Investment Amount will be reduced by any future third party funding or investments in the Company on terms no less favorable than those contained in the Subscription Agreement.

For the quarter ended September 30, 2008, TGR was issued 5,157,600 shares of common stock of the Company and fully vested five year warrants to purchase 2,578,800 shares of common stock of the Company for $0.05 per share in exchange for funding of $103,152 provided during the quarter under the terms of the Subscription Agreement.

For the quarter ended December 31, 2008, TGR was issued 66,870,485 shares of common stock of the Company and fully vested five year warrants to purchase 33,434,743 shares of common stock of the Company at an exercise price of $0.05 per share pursuant to the terms of the Subscription Agreement. These issuances were in exchange for financings under the Subscription Agreement in the aggregate amount of $1,337,410 of which $700,000 was cash and $637,410 related to refinancing of previously outstanding notes payable.

(b)	See response to Item 4(a).

(c)	See response to Item 4(a).

(d)
As the beneficial owner of 94.9% of the Company’s common stock, Mike Zoi has the right and authority to replace the current members of the Board of Directors of the Company although he has no present intention to do so.

(e)
On December 22, 2008, the Company’s Board of Directors and majority stockholder approved amendments to the Company’s Certificate of Incorporation to increase the number of shares of common stock from 400,000,000 to 800,000,000 to give the Board of Directors flexibility to use the Company’s common stock as consideration in connection with the potential acquisition of companies or assets in furtherance of its business objectives. Pursuant to the Delaware General Corporation Law, this action will become effective no earlier than 20 calendar days after an Information Statement is sent or given to all persons who were holders of record of the Company’s common stock on December 31, 2008. The Company mailed an Information Statement on February 17, 2008 and expects the share increase to become effective upon the filing in Delaware of the amended certificate of incorporation in early March 2009.

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number: 309,305,377 Shares (including 36,013,543 shares underlying warrants)

Percentage: 94.9%

(b)	(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 309,305,377 (including 36,013,543 shares underlying warrants)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 309,305,377 (including 36,013,543 shares underlying warrants)

(c)	See response to Item 4(a).

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4(a).

Item 7.	Material to Be Filed as Exhibits

(a)
Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc.,   dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to Splinex’s  Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

(b)
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Registrant and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to Splinex’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

(c)
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., Splinex and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(d)
Certificate of Merger of Splinex, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to Splinex’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(e)
Subscription Agreement, dated August 7, 2008 by and between TOT Energy, Inc. and TGR Energy, LLC, incorporated herein by reference to Exhibit 10.20 to our Quarterly Report on Form 10-Q filed with the Commission on November 18, 2008

(f)	Certificate of Amendment of Certificate of Incorporation of TOT Energy, Inc. dated December 22, 2008, incorporated herein by reference to Exhibit 10.21 to our Quarterly Report on Form 10-Q filed with the Commission on February 17, 2009

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2009
Date	By:	/s/ Mike Zoi
Name: Mike Zoi

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Enerfund, LLC
March 24, 2009
Date	By:	/s/ Mike Zoi
Name: Mike Zoi
Title: Managing Member

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TGR Energy, LLC
March 24, 2009
Date	By:	/s/ Mike Zoi
Name: Mike Zoi
Title: Managing Member